Bradford & Bingley

02 SEP 27 AM 9:33

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

02055080

Tel. 01274 806106

20 September 2002

Dear Sir

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dlw 9/30

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:40 19 Sep 2002
Number	4127B

02 SEP 27 PM 9:38

For immediate release

19 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 535,000 of its ordinary shares on Thursday, September 19, 2002 at a price of 296.2844 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:18 18 Sep 2002
Number	3580B

For immediate release

18 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 145,750 of its ordinary shares on Wednesday, September 18, 2002 at a price of 309.1638 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:51 17 Sep 2002
Number	3047B

For immediate release

17 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 148,566 of its ordinary shares on Tuesday, September 17, 2002 at a price of 323.1526 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:15 16 Sep 2002
Number	2467B

For immediate release

16 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 126,048 of its ordinary shares on Monday, September 16, 2002 at a price of 319.2661 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:52 13 Sep 2002
Number	1848B

For immediate release

13 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 399,702 of its ordinary shares on Friday, September 13, 2002 at a price of 315.5817 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:10 12 Sep 2002
Number	1293B

For immediate release

12 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 320,972 of its ordinary shares on Thursday, September 12, 2002 at a price of 325.9192 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:12 11 Sep 2002
Number	0686B

For immediate release

11 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 105,000 of its ordinary shares on Wednesday, September 11, 2002 at a price of 329.4048 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:16 10 Sep 2002
Number	0096B

For immediate release

10 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 62,014 of its ordinary shares on Tuesday, September 10, 2002 at a price of 323.2528 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:45 9 Sep 2002
Number	9403A

For immediate release

9 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 193,819 of its ordinary shares on Monday, September 9, 2002 at a price of 315.5481 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:38 6 Sep 2002
Number	8862A

For immediate release

6 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 150,000 of its ordinary shares on Friday, September 6, 2002 at a price of 311.9837p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:03 5 Sep 2002
Number	8280A

For immediate release

5 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 433,342 of its ordinary shares on Thursday, September 5, 2002 at a price of 307.7336 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:05 3 Sep 2002
Number	7164A

For immediate release

3 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 300,000 of its ordinary shares on Tuesday, September 3, 2002 at a price of 310.212 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:05 4 Sep 2002
Number	7742A

For immediate release

4 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 510,000 of its ordinary shares on Wednesday, September 4, 2002 at a price of 309.9694 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:12 2 Sep 2002
Number	6572A

For immediate release

2 September 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 186,000 of its ordinary shares on Monday September 2, 2002 at a price of 320p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:22 30 Aug 2002
Number	6043A

For immediate release

30 August 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 296,500 of its ordinary shares on Friday, August 30, 2002 at a price of 321.4633 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:51 29 Aug 2002
Number	5505A

For immediate release

29 August 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 350,000 of its ordinary shares on Thursday, 29 August, 2002 at a price of 323.4845 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:27 28 Aug 2002
Number	4811A

For immediate release

28 August 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 243,240 of its ordinary shares on Wednesday, 28 August, 2002 at a price of 329.6303 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:35 27 Aug 2002
Number	4351A

For immediate release

27 August 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 195,000 of its ordinary shares on Tuesday, 27 August, 2002 at a price of 330.1667 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:10 23 Aug 2002
Number	3642A

For immediate release

23 August 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 130,880 of its ordinary shares on Friday, 23 August 2002 at a price of 324.4906 p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:14 22 Aug 2002
Number	3121A

For immediate release

22 August 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 102,500 of its ordinary shares on Thursday, 22 August, 2002 at a price of 328.4451 p per share.

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